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                                                    FILED BY 724 SOLUTIONS INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                         SUBJECT COMPANY: TANTAU SOFTWARE, INC.

                        EXCHANGE ACT FILE NUMBER OF 724 SOLUTIONS INC.: 1-15641


 [THE FOLLOWING LETTER WAS SENT BY 724 SOLUTIONS INC. TO THE REGISTERED HOLDERS
                   OF ITS COMMON SHARES ON DECEMBER 22, 2000]


                         [724 SOLUTIONS INC. LETTERHEAD]


          RE: 724 SOLUTIONS INC.'S ACQUISITION OF TANTAU SOFTWARE, INC.

Dear Shareholder,

          724 Solutions Inc. ("724 SOLUTIONS") has entered into a definitive agreement to acquire Tantau Software, Inc. ("TANTAU"), a privately-held U.S. company and a global provider of software and professional services that enable enterprises to conduct high-volume, secure, m-commerce transactions. I am writing to you, a valued shareholder, to explain the details of the transaction.

          By combining 724 Solutions and Tantau, we are creating a leading global provider of infrastructure and application software. This is a unique opportunity to bring together two successful and complementary companies. The new company will have an expanded geographic presence, an expanded set of customers, strong infrastructure and application technology, and an experienced management team. More significantly, however, with the combination of the strategic relationships that each of 724 Solutions and Tantau possess, the new combined company will be able to address a broader market, which includes selling to new kinds of customers.

          724 Solutions will issue to Tantau's equity holders 19 million shares in total, including 724 Solutions' assumption of Tantau's employee stock options. The transaction is currently valued at approximately US $423 million on a fully diluted basis, based on 724 Solutions' closing stock price on Nasdaq on December 14, 2000. When the transaction is completed, 724 Solutions shareholders will own approximately 68 percent of the combined company (to be called 724 Solutions) and Tantau shareholders will own approximately 32 percent, on a fully diluted basis (based on the current price of 724 Solutions' common shares).

          In addition, the merger agreement permits Tantau to grant options that meet specified criteria prior to closing. These options will also be assumed by 724 Solutions and will include:

- Tantau stock options convertible into options to acquire a total of 1.5 million common shares of 724 Solutions, which will be issued to the executive officers and certain other employees of Tantau immediately prior to the merger; and

- options to acquire up to 500,000 shares of Tantau common stock (equivalent to approximately 300,000 724 Solutions common shares) which may be issued to newly hired employees and promoted employees prior to the merger.

          The acquisition is subject to customary closing conditions, including:

- filing with, and declaration of effectiveness by, the Securities and Exchange Commission of the Form F-4 Registration Statement which will register the common shares to be issued in the transaction under the U.S. Securities Act of 1933, as amended;

- expiry of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and


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-    approval for the listing of the issued shares on The Toronto Stock Exchange and The Nasdaq Stock Market.

At this time, the Form F-4 Registration Statement is expected to be initially filed in December 2000. With respect to the Hart-Scott-Rodino Antitrust Improvements Act waiting period, early termination was granted by the Federal Trade Commission on December 20, 2000. Finally, the stock exchange approvals have been obtained, subject to the satisfaction of typical documentary requirements. The transaction is expected to close in the first quarter of 2001.

          I will continue to serve as chairman of the company and John Sims, Tantau's president and chief executive officer, will assume the role of chief executive officer of 724 Solutions. Karen Basian, chief financial officer of 724 Solutions, will continue in her current position. As well, Harald Sammer of Tantau will be appointed as the chief technology officer. Finally, the 724 Solutions Board of Directors will expand to 13 members, including John Sims and three other Tantau appointees.

          Generally speaking, the rules and policies of The Toronto Stock Exchange and The Nasdaq Stock Market would require 724 Solutions to hold a shareholders' meeting in order to obtain shareholder approval for the Tantau acquisition. However, 724 Solutions has satisfied these policies by obtaining statements of support for the transaction from its six largest shareholders, who, through their combined shareholding of approximately 67 per cent of the shares of 724 Solutions, could determine the outcome of a shareholder vote. As a result of this level of shareholder support, the considerable time and expense of holding a shareholders' meeting can be avoided and we can proceed to integrate the Tantau and 724 Solutions businesses on an accelerated timeframe.

          For further information regarding this transaction, visit our Web site (www.724.com) or contact our investor relations group at 416-228-2369.
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                                           Yours truly,


                                           /s/ Gregory Wolfond

                                           Gregory Wolfond
                                           Chairman and Chief Executive Officer